Exhibit 99.1

Contact Information

Investor Relations

Tel: +86 (21) 6195 9561

Email: ir@hworld.com

https://ir.hworld.com

H World Group Limited Reports Second Quarter and Interim of 2026 Unaudited Financial Results

•	A total of 13,539 hotels or 1,335,445 hotel rooms in operation as of June 30, 2026.

•	Hotel turnover[1] increased 13.2% year-over-year to RMB30.5 billion in the second quarter of 2026. By segments, hotel turnover from the H World China (“HWC”)[2] segment increased 15.3% year-over-year in the second quarter of 2026, and hotel turnover from the H World International (“HWI”)[3] segment decreased 9.4% year-over-year in the second quarter of 2026.

•	Revenue in the second quarter of 2026 increased 10.8% year-over-year to RMB7.1 billion (US$1.1 billion)[4]. Manachised and franchised (“M&F”) revenue increased 25.2% year-over-year to RMB3.6 billion (US$529 million) over the same period. Revenue from the HWC segment in the second quarter of 2026 was RMB5.9 billion, which increased 14.9% year-over-year; and HWI segment revenue in the second quarter of 2026 was RMB1.3 billion, which decreased 5.8% year-over-year.

•	Net income attributable to H World Group Limited was RMB1.6 billion (US$232 million) in the second quarter of 2026, compared with RMB1.5 billion in the second quarter of 2025 and RMB817 million in the previous quarter.

•	EBITDA (non-GAAP) in the second quarter of 2026 was RMB2.6 billion (US$381 million), compared with RMB2.5 billion in the second quarter of 2025 and RMB1.6 billion in the previous quarter.

•	Adjusted EBITDA (non-GAAP), which excluded share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net, and gain (loss) on disposal of investments from EBITDA (non-GAAP), was RMB2.7 billion (US$401 million) in the second quarter of 2026, compared with RMB2.3 billion in the second quarter of 2025 and RMB1.9 billion in the previous quarter.

•	Adjusted EBITDA is our segment measure. Adjusted EBITDA from the HWC segment was RMB2.6 billion in the second quarter of 2026, compared with RMB2.1 billion in the second quarter of 2025 and RMB1.9 billion in the previous quarter. Adjusted EBITDA from the HWI segment was RMB131 million in the second quarter of 2026, compared with RMB164 million in the second quarter of 2025 and a loss of RMB56 million in the previous quarter.

[1]	Hotel turnover refers to total transaction value of room and non-room revenue from H World hotels (i.e., leased and owned, manachised and franchised hotels).
[2]	HWC refers to H World China, which includes all hotels operating inside China.
[3]	HWI refers to H World International, which includes all hotels operating outside China.
[4]	The conversion of Renminbi (“RMB”) into U.S. dollars (“US$”) is based on the exchange rate of US$1.00=RMB6.7851 on June 30, 2026, as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at http://www.federalreserve.gov/releases/h10/hist/dat00_ch.htm.

•	The board of directors of the Company (the “Board”) approved a three-year shareholder return plan in the aggregate amount of US$2.5 billion.

•	The Board declared an ordinary cash dividend in the aggregate amount of approximately US$275 million, of US$0.087 per ordinary share, or US$0.87 per American Depositary Share (“ADS”).

•	We have raised our guidance for the full year of 2026, expecting Group revenue growth to be in the range of 4%-8% compared to the full year of 2025, and up from our previous guidance of 2%-6%, of which HWC revenue growth to be in the range of 7%-11% compared to the previous guidance of 5%-9% excluding DH. H World expects its M&F revenue growth to be in the range of 16%-20% compared to the full year of 2025, and up from our previous guidance of 12%-16%.

Singapore/Shanghai, China, August 17, 2026 – H World Group Limited (NASDAQ: HTHT and HKEX: 1179) (“H World”, the “Company”, “we” or “our”), a key player in the global hotel industry, today announced its unaudited financial results for the second quarter and the first half ended June 30, 2026.

As of June 30, 2026, H World’s worldwide hotel network in operation totaled 13,539 hotels and 1,335,445 rooms, including 13,417 hotels from HWC and 122 hotels from HWI. During the second quarter of 2026, our HWC business opened 498 hotels, including 1 leased and owned (“L&O”) hotel, and 497 M&F hotels, and closed a total of 176 hotels, including 19 L&O hotels, and 157 M&F hotels. As of June 30, 2026, H World had a total of 3,089 unopened hotels in our pipeline, including 3,054 hotels from the HWC business and 35 hotels from the HWI business.

HWC – Second Quarter of 2026 Operational Highlights

As of June 30, 2026, HWC had 13,417 hotels in operation, including 484 L&O hotels, and 12,933 M&F hotels. In addition, as of the same date, HWC had 1,310,091 hotel rooms in operation, including 73,888 rooms under the L&O model, and 1,236,203 rooms under the M&F models. HWC also had 3,054 unopened hotels in its pipeline, including 8 L&O hotels, and 3,046 M&F hotels. The following discusses HWC’s average daily room rate (“ADR”), occupancy rate and revenue per available room (“RevPAR”) for L&O HWC hotels, as well as for M&F HWC hotels for the periods indicated.

• The HWC ADR was RMB298 in the second quarter of 2026, compared with RMB290 in the second quarter of 2025 and RMB285 in the previous quarter.

• The occupancy rate for all HWC hotels in operation was 79.8% in the second quarter of 2026, compared with 81.0% in the second quarter of 2025 and 75.1% in the previous quarter.

• Blended HWC RevPAR was RMB238 in the second quarter of 2026, compared with RMB235 in the second quarter of 2025 and RMB214 in the previous quarter.

• For all HWC hotels which had been in operation for at least 18 months, the same-hotel RevPAR was RMB233 in the second quarter of 2026, representing a 3.0% decrease from RMB240 in the second quarter of 2025, with a largely flat same-hotel ADR and a 2.4 percentage-point decrease in same-hotel occupancy rate.

HWI – Second Quarter of 2026 Operational Highlights

As of June 30, 2026, HWI had 122 hotels in operation, including 63 leased hotels, and 59 M&F hotels. In addition, as of the same date, HWI had 25,354 hotel rooms in operation, including 13,442 rooms under the lease model, and 11,912 rooms under the M&F models. HWI also had 35 unopened hotels in the pipeline, including 8 leased hotels and 27 M&F hotels. The following discusses HWI’s ADR, occupancy rate and RevPAR for leased as well as for HWI M&F hotels (excluding hotels temporarily closed) for the periods indicated.

• The HWI ADR5 was US$139 in the second quarter of 2026, compared with US$137 in the second quarter of 2025 and US$125 in the previous quarter.

• The occupancy rate for all HWI hotels in operation was 70.5% in the second quarter of 2026, compared with 74.0% in the second quarter of 2025 and 63.3% in the previous quarter.

• Blended HWI RevPAR5 was US$98 in the second quarter of 2026, compared with US$102 in the second quarter of 2025 and US$79 in the previous quarter.

Jin Hui, CEO of H World commented: “During the second quarter, we delivered another quarter of RevPAR expansion. Our blended HWC ADR rose 2.6% year-on-year, fueling a 1.1% year-over-year lift in blended RevPAR. This performance was underpinned by ongoing product upgrades and a suite of revenue-management optimization initiatives. Meanwhile, our hotel network kept expanding at a solid pace, with 498 newly-opened hotels across China; and the number of hotels in our pipeline grew both year-over-year and quarter-over quarter We remain firmly on track to hit our full-year gross opening guidance of 2,200 -2,300 hotels. Looking ahead, we will continue to pursue ‘brand-led’ high-quality hotel network expansion, backed by our H Rewards membership program and technology development.”

“In the second quarter of 2026, our HWI segment’s operational performance was negatively impacted by the Middle East conflict as well as our expansion into the developing South Eastern Asia countries which have lower ADRs and are still in the ramp-up period. The HWI segment recorded a 3.8% year-over-year blended RevPAR decrease, with a 0.9% increase in ADR and a 3.5 percentage-point decrease in occupancy rate. While tensions in the Middle East persist, we believe our HWI segment will show resilience given its low exposure to the region and our continuous efficiency improvement and cost optimization efforts.”

[5]	Period comparisons of ADR and RevPAR are presented on a constant U.S. dollar basis, which is calculated by applying current-period quarterly average exchange rates to the prior comparable period.

Second Quarter and Interim of 2026 Unaudited Financial Results

(RMB in millions)	Q2 2025	Q1 2026	Q2 2026	H1 2025	H1 2026
Revenue:
Leased and owned hotels	3,401	2,750	3,233	6,190	5,983
Manachised and franchised hotels	2,865	3,006	3,586	5,364	6,592
Others	160	240	302	267	542
Total revenue	6,426	5,996	7,121	11,821	13,117

Revenue in the second quarter of 2026 was RMB7.1 billion (US$1.1 billion), representing a 10.8% year-over-year increase and an 18.8% quarter-over-quarter increase. Revenue from the HWC segment in the second quarter of 2026 was RMB5.9 billion, representing a 14.9% year-over-year increase and a 16.8% quarter-over-quarter increase. The 14.9% HWC year-over-year increase was mainly driven by continued hotel network expansion and improved RevPAR performance. Revenue from the HWI segment in the second quarter of 2026 was RMB1.3 billion, representing a 5.8% year-over-year decline and a 28.9% quarter-over-quarter increase.

Revenue in the first half of 2026 was RMB13.1 billion (US$1.9 billion), representing an increase of 11.0% from the first half of 2025. Revenue from HWC in the first half of 2026 was RMB10.9 billion, representing a 13.8% year-over-year increase. Revenue from HWI in the first half of 2026 was RMB2.2 billion, which was a 1.4% year-over-year decrease as we exited several leased hotels over the past year.

Revenue from leased and owned (L&O) hotels in the second quarter of 2026 was RMB3.2 billion (US$477 million), representing a 4.9% year-over-year decrease and a 17.6% quarter-over-quarter increase. Revenue from L&O hotels from the HWC segment in the second quarter of 2026 was RMB2.0 billion, representing a 3.6% year-over-year decrease, as we continue exiting L&O hotels. Revenue from leased hotels from the HWI segment in the second quarter of 2026 was RMB1.2 billion, representing a 7.2% year-over-year decrease.

In the first half of 2026, revenue from our L&O hotels was RMB6.0 billion (US$882 million), representing a 3.3% year-over-year decline. Revenue from our HWC L&O hotels in the first half of 2026 was RMB3.9 billion, representing a 4.0% year-over-year decrease. Revenue from our HWI leased hotels in the first half of 2026 was RMB2.1 billion, representing a 2.1% year-over-year decrease.

Revenue from manachised and franchised (M&F) hotels in the second quarter of 2026 was RMB3.6 billion (US$529 million), representing a 25.2% year-over-year increase and a 19.3% quarter-over-quarter increase. HWC segment revenue from M&F hotels in the second quarter of 2026 was RMB3.5 billion, representing a 25.4% year-over-year increase, driven primarily by hotel network expansion. HWI segment revenue from M&F hotels in the second quarter of 2026 was RMB47 million, representing a 14.6% year-over-year increase.

In the first half of 2026, revenue from M&F hotels was RMB6.6 billion (US$972 million), representing a 22.9% year-over-year increase. These hotels accounted for 50.3% of revenue in the first half of 2026, compared to 45.4% of revenue in the first half of 2025. Revenue from our HWC M&F hotels in the first half of 2026 was RMB6.5 billion, representing a 23.2% year-over-year increase. Revenue from our HWI M&F hotels in the first half of 2026 was RMB78 million, representing an 8.3% year-over-year increase.

Other revenue represents revenue generated from businesses other than our hotel operations, which mainly includes revenue from the provision of technical services, procurement platform and Huazhu Mall™ and other revenue from the HWI segment, totaling RMB302 million (US$44 million) in the second quarter of 2026, compared to RMB160 million in the second quarter of 2025 and RMB240 million in the previous quarter.

In the first half of 2026, other revenue was RMB542 million (US$80 million), compared to RMB267 million in the first half of 2025.

(RMB in millions)	Q2 2025	Q1 2026	Q2 2026	H1 2025	H1 2026
Operating costs and expenses:
Hotel operating costs	(3,752)	(3,655)	(4,030)	(7,356)	(7,685)
Other operating costs	(11)	(18)	(24)	(22)	(42)
Selling and marketing expenses	(309)	(286)	(337)	(552)	(623)
General and administrative expenses	(660)	(560)	(691)	(1,172)	(1,251)
Pre-opening expenses	(12)	(11)	(18)	(15)	(29)
Total operating costs and expenses	(4,744)	(4,530)	(5,100)	(9,117)	(9,630)

Hotel operating costs in the second quarter of 2026 were RMB4.0 billion (US$594 million), reflecting a 7.4% year-over-year increase. The 7.4% year-over-year increase was mainly due to a 10.6% year-over-year increase in HWC costs. As we continue to pursue an asset-light strategy, our hotel operating costs as a percentage of revenue have decreased by 1.8 percentage points year-over-year.

In the first half of 2026, hotel operating costs were RMB7.7 billion (US$1.1 billion), compared to RMB7.4 billion in the first half of 2025.

Selling, General and Administrative expenses (SG&A) in the second quarter of 2026 were RMB1.0 billion (US$152 million), reflecting a 6.1% year-over-year increase, with a 10.1% year-over-year increase in HWC and a 10.8% year-over-year decrease in HWI.

In the first half of 2026, SG&A expenses were RMB1.9 billion (US$276 million), compared to RMB1.7 billion in the first half of 2025.

Other operating income, net in the second quarter of 2026 was RMB197 million (US$29 million), compared to RMB105 million in the second quarter of 2025 and RMB22 million in the previous quarter.

Other operating income, net in the first half of 2026 was RMB219 million (US$32 million), compared to RMB165 million in the first half of 2025.

Income from operations in the second quarter of 2026 was RMB2.2 billion (US$326 million), reflecting a 24.1% year-over-year increase, driven primarily by a 28.0% year-over-year increase in HWC.

Income from operations in the first half of 2026 was RMB3.7 billion (US$547 million), compared to income from operations of RMB2.9 billion in the first half of 2025.

Operating margin, defined as income from operations as a percentage of revenue, was 31.1% in the second quarter of 2026, compared with 27.8% in the second quarter of 2025 and 24.8% in the previous quarter. The year-over-year margin improvement was mainly driven by a higher revenue contribution from our M&F businesses, consistent with our asset-light expansion strategy.

Operating margin in the first half of 2026 was 28.3%, compared with 24.3% in the first half of 2025.

Income tax expense in the second quarter of 2026 was RMB687 million (US$101 million), compared to RMB565 million in the second quarter of 2025 and RMB481 million in the previous quarter.

In the first half of 2026, income tax expense was RMB1.2 billion (US$172 million), compared to RMB942 million in the first half of 2025.

Net income attributable to H World Group Limited in the second quarter of 2026 was RMB1.6 billion (US$232 million), reflecting a 2.1% year-over-year increase, supported by a 1.4% year-over-year increase in HWC and a meaningful year-over-year improvement from HWI.

Net income attributable to H World Group Limited in the first half of 2026 was RMB2.4 billion (US$353 million), compared with RMB2.4 billion in the first half of 2025.

EBITDA (non-GAAP) in the second quarter of 2026 was RMB2.6 billion (US$381 million), compared with RMB2.5 billion in the second quarter of 2025 and RMB1.6 billion in the previous quarter.

EBITDA (non-GAAP) in the first half of 2026 was RMB4.2 billion (US$618 million), compared with RMB4.1 billion in the first half of 2025.

Adjusted EBITDA, which excluded the following from EBITDA (non-GAAP): share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net, and gain (loss) on disposal of investments, was RMB2.7 billion (US$401 million) in the second quarter of 2026, compared with RMB2.3 billion in the second quarter of 2025 and RMB1.9 billion in the previous quarter. Adjusted EBITDA from the HWC segment, which is a segment measure, was RMB2.6 billion in the second quarter of 2026, compared with RMB2.1 billion in the second quarter of 2025 and RMB1.9 billion in the previous quarter. Adjusted EBITDA from the HWI segment, which is a segment measure, was RMB131 million in the second quarter of 2026, compared with RMB164 million in the second quarter of 2025 and a loss of RMB56 million in the previous quarter.

Adjusted EBITDA (non-GAAP) in the first half of 2026 was RMB4.6 billion (US$676 million), compared with RMB3.8 billion in the first half of 2025. Adjusted EBITDA from HWC was RMB4.5 billion in the first half of 2026, compared with RMB3.7 billion in the first half of 2025. Adjusted EBITDA from HWI was RMB75 million in the first half of 2026, compared with RMB85 million in the first half of 2025.

Cash flow. Operating cash inflow in the second quarter of 2026 was RMB3.4 billion (US$503 million). Investing cash inflow in the second quarter of 2026 was RMB1.8 billion (US$270 million). Financing cash outflow in the second quarter of 2026 was RMB3.2 billion (US$475 million).

Operating cash inflow in the first half of 2026 was RMB3.6 billion (US$536 million), compared to RMB3.2 billion in the first half of 2025. Investing cash inflow in the first half of 2026 was RMB3.3 billion (US$482 million), compared to RMB996 million in the first half of 2025. Financing cash outflow in the first half of 2026 was RMB2.8 billion (US$414 million), compared to RMB1.3 billion in the first half of 2025.

Cash, cash equivalents and restricted cash. As of June 30, 2026, the Company had a total balance of cash and cash equivalents of RMB14.2 billion (US$2.1 billion) and restricted cash of RMB142 million (US$21 million).

Debt financing. As of June 30, 2026, the Company had total debt of RMB4.2 billion (US$623 million). The net cash balances, which include cash and cash equivalents, restricted cash, net of short-term and long-term debt, amounted to RMB10.2 billion (US$1.5 billion).

Shareholder Return Plan

The Board has approved a three-year shareholder return plan with an aggregate amount of distributions that may be made to the Company's shareholders of US$2,500,000,000 effective from August 17, 2026 (the "2026 Shareholder Return Plan"). Under the 2026 Shareholder Return Plan, the Board has the sole discretion to declare and distribute ordinary or special dividends (the "Amended Dividend Policy") and/or make repurchases of American depositary shares ("ADS") pursuant to the share repurchase program (as approved by the Board from time to time), considering the financial position of the Company and otherwise in accordance with its articles of association and Cayman Islands law. The Company’s existing ordinary dividend policy will be amended and replaced by the Amended Dividend Policy.

Cash Dividend

As part of the 2026 Shareholder Return Plan, on the same date, the Board has approved the declaration and payment of an ordinary cash dividend (the “Cash Dividend”) in the aggregate amount of approximately US$275 million, of US$0.087 per ordinary share, or US$0.87 per ADS. Holders of the Company’s ordinary shares or ADSs as of the close of business on September 8, 2026 will be entitled to receive the Cash Dividend. Cash Dividend to holders of the Company’s ordinary shares is expected to be distributed on or about September 15, 2026. Citibank, N.A. (“Citi”), depositary bank for the Company’s ADS program, expects to pay out the Cash Dividend to ADS holders on or about September 22, 2026. Cash Dividend to be paid to the Company’s ADS holders through Citi will be subject to the terms of the deposit agreement by and among the Company and Citi, and the holders and beneficial owners of ADSs issued thereunder, including the fees and expenses payable thereunder.

Guidance

We have raised our guidance for the full year of 2026, expecting Group revenue growth to be in the range of 4%-8% compared to the full year of 2025, and up from our previous guidance of 2%-6%, of which HWC revenue growth to be in the range of 7%-11% compared to the previous guidance of 5%-9% excluding DH. H World expects its M&F revenue growth to be in the range of 16%-20% compared to the full year of 2025, and up from our previous guidance of 12%-16%.

The above forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call

H World’s management will host a conference call at 7 a.m. (U.S. Eastern time) on Monday, August 17, 2026 (or 7 p.m. (Hong Kong time) on Monday, August 17, 2026) following the announcement.

To join by phone, all participants must pre-register this conference call using the Participant Registration link of https://register-conf.media-server.com/register/BI5e31bbbd257d4448ba4120bb310afe2b. Upon registration, each participant will receive details for the conference call, including dial-in numbers, conference call passcode and a unique access PIN.

A live webcast of the call can be accessed at https://edge.media-server.com/mmc/p/3gwfteju or the Company’s website at https://ir.hworld.com/news-and-events/events-calendar.

A replay of the conference call will be available for twelve months from the date of the conference at the Company’s website, https://ir.hworld.com/news-and-events/events-calendar.

Use of Non-GAAP Financial Measures

To supplement the Company’s unaudited consolidated financial results presented in accordance with U.S. Generally-Accepted Accounting Principles (“GAAP”), the Company uses the following non-GAAP measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission (“SEC”): adjusted net income (loss) attributable to H World Group Limited excluding share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net, and gain (loss) on disposal of investments; adjusted basic and diluted earnings (losses) per share/American Depositary Share (“ADS”) excluding share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net, and gain (loss) on disposal of investments; EBITDA; adjusted EBITDA excluding share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net, and gain (loss) on disposal of investments. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and non-GAAP Results” set forth at the end of this release. The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding Company performance by excluding share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net, and gain (loss) on disposal of investments that may not be indicative of Company operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing Company performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. The Company believes these non-GAAP financial measures are also useful to investors in allowing for greater transparency with respect to supplemental information used regularly by Company management in financial and operational decision-making. A limitation of using non-GAAP financial measures excluding share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net, and gain (loss) on disposal of investments is that share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net, and gain (loss) on disposal of investments have been and may continue to be significant and recurring in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

The Company believes that EBITDA is a useful financial metric to assess the operating and financial performance before the impact of investing and financing transactions and income taxes, given the significant investments that the Company has made in leasehold improvements, depreciation and amortization expense that comprise a significant portion of the Company’s cost structure. In addition, the Company believes that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of financial performance. The Company believes that EBITDA information provides investors with a useful tool for comparability between periods because it excludes depreciation and amortization expense attributable to capital expenditures. The Company also uses adjusted EBITDA to assess operating results of its hotels in operation. The Company believes that the exclusion of share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net, and gain (loss) on disposal of investments helps facilitate year-over-year comparisons of the results of operations as the share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net, and gain (loss) on disposal of investments may not be indicative of Company operating performance.

Therefore, the Company believes adjusted EBITDA more closely reflects the financial performance capability of Company’s hotels. The presentation of EBITDA and adjusted EBITDA should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains considered to be outside the ordinary course of business.

The use of EBITDA and adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets (including land use rights), income tax, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net, and gain (loss) on disposal of investments have been and will be incurred and are not reflected in the presentation of adjusted EBITDA. Each of these items should also be considered in the overall evaluation of the results. The Company compensates for these limitations by providing the relevant disclosure of depreciation and amortization, interest income, interest expense, income tax expense, share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net, and gain (loss) on disposal of investments all in the reconciliations to the U.S. GAAP financial measures and in the consolidated financial statements, all of which should be considered when evaluating the performance of the Company.

The terms EBITDA and adjusted EBITDA are not defined under U.S. GAAP, and neither EBITDA nor adjusted EBITDA is a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing the operating and financial performance, investors should not consider these data in isolation or as a substitute for the Company’s net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, the Company’s EBITDA or adjusted EBITDA may not be comparable to EBITDA or adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA or adjusted EBITDA in the same manner as the Company does.

Reconciliations of the Company’s non-GAAP financial measures, including EBITDA and adjusted EBITDA, to the consolidated statement of operations information are included at the end of this press release.

About H World Group Limited

Originated in China, H World Group Limited is a key player in the global hotel industry. As of June 30, 2026, H World operated 13,539 hotels with 1,335,445 rooms in operation in 21 countries. H World’s brands include HanTing Hotel, JI Hotel, Orange Hotel, Crystal Orange Hotel, IntercityHotel, Grand JI Hotel, Hi Inn, Ni Hao Hotel, Elan Hotel, Zleep Hotels, Starway Hotel, CitiGO, Manxin Hotel, Madison Hotel, MAXX Hotel, Blossom House, Joya Hotel, Steigenberger Hotels & Resorts, Jaz in the City, Steigenberger Icons and Song Hotels. In addition, H World also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in the pan-China region.

H World’s business includes L&O and M&F models. Under the L&O model, H World directly operates hotels typically located on leased or owned properties. Under the manachise model, H World manages manachised hotels through the on-site hotel managers that H World appoints, and H World collects fees from franchisees. Under the franchise model, H World provides training, reservations and support services to the franchised hotels, and collects fees from franchisees but does not appoint on-site hotel managers. H World applies a consistent standard and platform across all of its hotels. As of June 30, 2026, H World operated 7 percent of its hotel rooms under the L&O model, and 93 percent under the M&F model.

For more information, please visit H World’s website: https://ir.hworld.com.

Safe Harbor Statement Under the U.S. Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; economic conditions; the regulatory environment; our ability to attract and retain customers and leverage our brands; trends and competition in the lodging industry; the expected growth of demand for lodging; and other factors and risks detailed in our filings with the U.S. Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

H World undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

—Financial Tables and Operational Data Follow—

H World Group Limited

Unaudited Condensed Consolidated Balance Sheets

	December 31, 2025	June 30, 2026
	RMB	RMB	US$[6]
	(in millions)
ASSETS
Current assets:
Cash and cash equivalents	10,386	14,249	2,100
Restricted cash	146	142	21
Short-term investments	4,894	1,315	194
Accounts receivable, net	723	839	124
Loan receivables - current, net	87	74	11
Amounts due from related parties, current	272	104	15
Inventories	57	52	8
Other current assets, net	870	986	145
Total current assets	17,435	17,761	2,618

Property and equipment, net	5,230	4,989	735
Intangible assets, net	5,028	4,821	711
Operating lease right-of-use assets	24,983	24,922	3,673
Finance lease right-of-use assets	2,394	2,275	335
Land use rights, net	155	152	22
Long-term investments	1,369	1,352	199
Goodwill	5,428	5,291	780
Amounts due from related parties, non-current	42	35	5
Loan receivables, net	132	113	17
Other assets, net	752	761	113
Deferred tax assets	1,157	1,143	168
Assets held for sale	669	-	-
Total assets	64,774	63,615	9,376

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	5,337	911	134
Accounts payable	1,020	1,040	153
Amounts due to related parties	129	96	14
Salary and welfare payables	1,188	991	146
Deferred revenue	1,823	2,004	296
Operating lease liabilities, current	3,478	3,563	525
Finance lease liabilities, current	59	62	9
Accrued expenses and other current liabilities	4,902	4,912	725
Income tax payable	1,191	1,122	165
Total current liabilities	19,127	14,701	2,167

Long-term debt	479	3,315	489
Operating lease liabilities, non-current	23,653	23,452	3,456
Finance lease liabilities, non-current	3,063	2,931	432
Deferred revenue	1,602	1,674	247
Other long-term liabilities	1,925	2,082	306
Deferred tax liabilities	1,187	1,125	166
Retirement benefit obligations	109	100	15
Liabilities held for sale	671	-	-
Total liabilities	51,816	49,380	7,278

Equity:
Ordinary shares	0	0	0
Treasury shares	(662)	(2,303)	(339)
Additional paid-in capital	9,653	13,132	1,935
Retained earnings	3,614	3,133	462
Accumulated other comprehensive income	199	118	17
Total H World Group Limited shareholders' equity	12,804	14,080	2,075
Noncontrolling interest	154	155	23
Total equity	12,958	14,235	2,098
Total liabilities and equity	64,774	63,615	9,376

6 The conversion of Renminbi (“RMB”) into U.S. dollars (“US$”) is based on the exchange rate of US$1.00=RMB6.7851 on June 30, 2026, as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at http://www.federalreserve.gov/releases/h10/hist/dat00_ch.htm.

H World Group Limited

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Quarter Ended				Six Months Ended
	June 30, 2025	March 31, 2026	June 30, 2026		June 30, 2025	June 30, 2026
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except shares, per share and per ADS data)
Revenue:
Leased and owned hotels	3,401	2,750	3,233	477	6,190	5,983	882
Manachised and franchised hotels	2,865	3,006	3,586	529	5,364	6,592	972
Others	160	240	302	44	267	542	80
Total revenue	6,426	5,996	7,121	1,050	11,821	13,117	1,934

Operating costs and expenses:
Hotel operating costs:
Rents	(1,047)	(964)	(1,069)	(158)	(2,074)	(2,033)	(300)
Utilities	(142)	(167)	(134)	(20)	(319)	(301)	(44)
Personnel costs	(1,435)	(1,445)	(1,510)	(223)	(2,806)	(2,955)	(436)
Depreciation and amortization	(296)	(275)	(295)	(43)	(597)	(570)	(84)
Consumables, food and beverage	(301)	(253)	(275)	(40)	(570)	(528)	(78)
Others	(531)	(551)	(747)	(110)	(990)	(1,298)	(191)
Total hotel operating costs	(3,752)	(3,655)	(4,030)	(594)	(7,356)	(7,685)	(1,133)
Other operating costs	(11)	(18)	(24)	(4)	(22)	(42)	(6)
Selling and marketing expenses	(309)	(286)	(337)	(50)	(552)	(623)	(92)
General and administrative expenses	(660)	(560)	(691)	(102)	(1,172)	(1,251)	(184)
Pre-opening expenses	(12)	(11)	(18)	(3)	(15)	(29)	(4)
Total operating costs and expenses	(4,744)	(4,530)	(5,100)	(753)	(9,117)	(9,630)	(1,419)
Other operating income (expense), net	105	22	197	29	165	219	32
Income (loss) from operations	1,787	1,488	2,218	326	2,869	3,706	547
Interest income	52	65	55	8	101	120	17
Interest expense	(91)	(76)	(63)	(9)	(165)	(139)	(20)
Other income (expense), net	15	(18)	(10)	(1)	37	(28)	(4)
Gains (losses) from fair value changes of equity securities	(1)	(5)	(5)	(1)	(13)	(10)	(1)
Foreign exchange gains (losses)	366	(166)	49	7	574	(117)	(18)
Income (loss) before income taxes	2,128	1,288	2,244	330	3,403	3,532	521
Income tax (expense) benefit	(565)	(481)	(687)	(101)	(942)	(1,168)	(172)
Income (Loss) from equity method investments	(4)	12	24	4	(3)	36	5
Net income (loss)	1,559	819	1,581	233	2,458	2,400	354
Net (income) loss attributable to noncontrolling interest	(15)	(2)	(4)	(1)	(20)	(6)	(1)
Net income (loss) attributable to H World Group Limited	1,544	817	1,577	232	2,438	2,394	353

Gains(losses) from fair value changes of debt securities, net of tax	4	-	-	-	4	-	-
Foreign currency translation adjustments, net of tax	(66)	(5)	(76)	(11)	(124)	(81)	(12)
Comprehensive income (loss)	1,497	814	1,505	222	2,338	2,319	342
Comprehensive (income) loss attributable to noncontrolling interest	(15)	(2)	(4)	(1)	(20)	(6)	(1)
Comprehensive income (loss) attributable to H World Group Limited	1,482	812	1,501	221	2,318	2,313	341

Earnings (Losses) per share:
Basic	0.50	0.27	0.50	0.07	0.79	0.77	0.11
Diluted	0.48	0.26	0.49	0.07	0.77	0.74	0.11

Earnings (Losses) per ADS:
Basic	5.03	2.66	5.00	0.74	7.94	7.69	1.13
Diluted	4.85	2.58	4.87	0.72	7.69	7.44	1.10

Weighted average number of shares used in computation:
Basic	3,071,789,285	3,072,694,153	3,152,513,098	3,152,513,098	3,069,285,390	3,113,494,317	3,113,494,317
Diluted	3,241,412,875	3,270,612,951	3,253,335,432	3,253,335,432	3,238,797,601	3,262,617,460	3,262,617,460

H World Group Limited

Unaudited Condensed Consolidated Statements of Cash Flows

	Quarter Ended				Six Months Ended
	June 30, 2025	March 31, 2026	June 30, 2026		June 30, 2025	June 30, 2026
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in millions)
Operating activities:
Net income (loss)	1,559	819	1,581	233	2,458	2,400	354
Share-based compensation expenses	170	86	179	26	247	265	39
Depreciation and amortization, and other	317	292	318	47	636	610	90
Impairment loss	33	4	62	9	38	66	10
Loss (Income) from equity method investments, net of dividends	58	(12)	5	1	57	(7)	(1)
Investment (income) loss and foreign exchange (gain) loss	(435)	245	71	11	(663)	316	47
Changes in operating assets and liabilities	924	(1,119)	1,232	182	636	113	17
Others	33	(82)	(40)	(6)	(170)	(122)	(20)
Net cash provided by (used in) operating activities	2,659	233	3,408	503	3,239	3,641	536

Investing activities:
Capital expenditures	(189)	(182)	(167)	(25)	(429)	(349)	(51)
Purchase of investments	(713)	(2,210)	(681)	(100)	(2,778)	(2,891)	(426)
Proceeds from maturity/sale and return of investments	1,099	3,787	2,676	394	4,130	6,463	953
Loan advances	(14)	(8)	(24)	(4)	(24)	(32)	(5)
Loan collections	42	34	33	5	82	67	10
Others	14	3	2	0	15	5	1
Net cash provided by (used in) investing activities	239	1,424	1,839	270	996	3,263	482

Financing activities:
Payment of share repurchase	(13)	-	(1,857)	(274)	(443)	(1,857)	(274)
Proceeds from debt	2,195	2,071	1,675	247	2,195	3,746	552
Repayment of debt	(757)	(1,632)	(181)	(27)	(923)	(1,813)	(267)
Dividend paid	(2,136)	-	(2,844)	(419)	(2,136)	(2,844)	(419)
Others	2	(23)	(16)	(2)	(30)	(39)	(6)
Net cash provided by (used in) financing activities	(709)	416	(3,223)	(475)	(1,337)	(2,807)	(414)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	20	(105)	(134)	(19)	90	(239)	(35)
Net increase (decrease) in cash, cash equivalents and restricted cash	2,209	1,968	1,890	279	2,988	3,858	569
Less: net increase (decrease) in cash and cash equivalents classified within assets held for sale	(1)	(1)	(0)	(0)	(3)	(1)	(0)
Cash, cash equivalents and restricted cash at the beginning of the period	8,305	10,532	12,501	1,842	7,524	10,532	1,552
Cash, cash equivalents and restricted cash at the end of the period	10,515	12,501	14,391	2,121	10,515	14,391	2,121

H World Group Limited

Unaudited Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended				Six Months Ended
	June 30, 2025	March 31, 2026	June 30, 2026		June 30, 2025	June 30, 2026
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except shares, per share and per ADS data)
Net income (loss) attributable to H World Group Limited (GAAP)	1,544	817	1,577	232	2,438	2,394	353
Share-based compensation expenses	170	86	179	26	247	265	39
(Gain) loss from fair value changes of equity securities	1	5	5	1	13	10	1
Foreign exchange (gain) loss, net	(366)	166	(49)	(7)	(574)	117	18
(Gain) loss on disposal of investments	-	-	-	-	-	-	-
Adjusted net income (loss) attributable to H World Group Limited (non-GAAP)	1,349	1,074	1,712	252	2,124	2,786	411

Adjusted earnings (losses) per share (non-GAAP)
Basic	0.44	0.35	0.54	0.08	0.69	0.89	0.13
Diluted	0.42	0.34	0.53	0.08	0.67	0.86	0.13

Adjusted earnings (losses) per ADS (non-GAAP)
Basic	4.39	3.49	5.43	0.80	6.92	8.95	1.32
Diluted	4.24	3.36	5.29	0.78	6.72	8.65	1.27

Weighted average number of shares used in computation
Basic	3,071,789,285	3,072,694,153	3,152,513,098	3,152,513,098	3,069,285,390	3,113,494,317	3,113,494,317
Diluted	3,241,412,875	3,270,612,951	3,253,335,432	3,253,335,432	3,238,797,601	3,262,617,460	3,262,617,460

	Quarter Ended				Six Months Ended
	June 30, 2025	March 31, 2026	June 30, 2026		June 30, 2025	June 30, 2026
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except per share and per ADS data)
Net income (loss) attributable to H World Group Limited (GAAP)	1,544	817	1,577	232	2,438	2,394	353
Interest income	(52)	(65)	(55)	(8)	(101)	(120)	(17)
Interest expense	91	76	63	9	165	139	20
Income tax expense	565	481	687	101	942	1,168	172
Depreciation and amortization	317	292	318	47	636	610	90
EBITDA (non-GAAP)	2,465	1,601	2,590	381	4,080	4,191	618
Share-based compensation expenses	170	86	179	26	247	265	39
(Gain) loss from fair value changes of equity securities	1	5	5	1	13	10	1
Foreign exchange (gain) loss, net	(366)	166	(49)	(7)	(574)	117	18
(Gain) loss on disposal of investments	-	-	-	-	-	-	-
Adjusted EBITDA (non-GAAP)	2,270	1,858	2,725	401	3,766	4,583	676

H World Group Limited

Segment Financial Summary

	Quarter Ended June 30, 2025			Quarter Ended March 31, 2026			Quarter Ended June 30, 2026
	HWC	HWI	Elimination	HWC	HWI	Elimination	HWC	HWI	Elimination
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions)			(in millions)			(in millions)
Leased and owned hotels	2,124	1,277	-	1,821	929	-	2,048	1,185	-
Manachised and franchised hotels	2,829	41	(5)	2,982	31	(7)	3,547	47	(8)
Others	162	12	(14)	228	12	-	281	21	-
Revenue	5,115	1,330	(19)	5,031	972	(7)	5,876	1,253	(8)

Depreciation and amortization	254	63	-	231	61	-	243	75	-
Adjusted EBITDA	2,106	164	-	1,914	(56)	-	2,594	131	-

Beginning in 1Q26, we relabeled our operating segments to “HWC” and “HWI”, to replace formerly “Legacy-Huazhu” and “Legacy-DH”. In addition, there is a minor realignment between these two segments in 2026; accordingly, comparative figures for the prior periods were updated to conform to the current period’s presentation.

H World Group Limited

Segment Financial Summary

	Six Months Ended June 30, 2025			Six Months Ended June 30, 2026
	HWC	HWI	Elimination	HWC	HWI	Elimination
	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions)			(in millions)
Leased and owned hotels	4,030	2,160	-	3,869	2,114	-
Manachised and franchised hotels	5,301	72	(9)	6,529	78	(15)
Others	257	24	(14)	509	33	-
Revenue	9,588	2,256	(23)	10,907	2,225	(15)

Depreciation and amortization	513	123	-	474	136	-
Adjusted EBITDA	3,681	85	-	4,508	75	-

Beginning in 1Q26, we relabeled our operating segments to “HWC” and “HWI”, to replace formerly “Legacy-Huazhu” and “Legacy-DH”. In addition, there is a minor realignment between these two segments in 2026; accordingly, comparative figures for the prior periods were updated to conform to the current period’s presentation.

Operating Results: HWC(1)

	Number of hotels				Number of rooms
	Opened in Q2 2026	Closed in Q2 2026	Net added in Q2 2026	As of June 30, 2026	As of June 30, 2026
Leased and owned hotels	1	(19)	(18)	484	73,888
Manachised and franchised hotels	497	(157)	340	12,933	1,236,203
Total	498	(176)	322	13,417	1,310,091

(1) HWC refers to H World China, covering all hotels operating inside China.

	As of June 30, 2026
	Number of hotels	Unopened hotels in pipeline
Economy hotels	6,238	1,334
Leased and owned hotels	225	1
Manachised and franchised hotels	6,013	1,333
Midscale, upper-midscale hotels and others	7,179	1,720
Leased and owned hotels	259	7
Manachised and franchised hotels	6,920	1,713
Total	13,417	3,054

	For the quarter ended
	June 30,	March 31,	June 30,	yoy
	2025	2026	2026	change
Average daily room rate (in RMB)
Leased and owned hotels	364	351	379	4.1%
Manachised and franchised hotels	284	280	293	2.9%
Blended	290	285	298	2.6%
Occupancy rate (as a percentage)
Leased and owned hotels	83.3%	77.6%	82.8%	-0.5p.p.
Manachised and franchised hotels	80.8%	74.9%	79.6%	-1.2p.p.
Blended	81.0%	75.1%	79.8%	-1.2p.p.
RevPAR (in RMB)
Leased and owned hotels	303	272	314	3.5%
Manachised and franchised hotels	230	210	233	1.4%
Blended	235	214	238	1.1%

Same-hotel operational data by class

Mature hotels in operation for more than 18 months

	Number of hotels		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
	As of June 30,		For the quarter ended June 30,		yoy change	For the quarter ended June 30,		yoy change	For the quarter ended June 30,		yoy change
	2025	2026	2025	2026		2025	2026		2025	2026	(p.p.)
Economy hotels	4,561	4,561	184	177	-3.7%	220	220	0.0%	83.5%	80.4%	-3.1
Leased and owned hotels	217	217	222	217	-2.0%	259	260	0.3%	85.7%	83.7%	-2.0
Manachised and franchised hotels	4,344	4,344	181	173	-3.9%	217	217	-0.1%	83.3%	80.1%	-3.2
Midscale, upper-midscale hotels and others	5,002	5,002	279	272	-2.7%	343	342	-0.4%	81.4%	79.6%	-1.9
Leased and owned hotels	248	248	373	375	0.5%	451	454	0.6%	82.7%	82.6%	-0.1
Manachised and franchised hotels	4,754	4,754	272	263	-3.1%	334	332	-0.7%	81.3%	79.3%	-2.0
Total	9,563	9,563	240	233	-3.0%	292	292	-0.1%	82.3%	79.9%	-2.4

Operating Results: HWI(2)

	Number of hotels				Number of rooms	Unopened hotels in pipeline
	Opened in Q2 2026	Closed in Q2 2026	Net added in Q2 2026	As of June 30, 2026 (3)	As of June 30, 2026	As of June 30, 2026
Leased hotels	-	-	-	63	13,442	8
Manachised and franchised hotels	3	(1)	2	59	11,912	27
Total	3	(1)	2	122	25,354	35

(2) HWI refers to H World International, which includes all hotels operating outside China.

(3) As of June 30, 2026, one hotel was temporarily closed due to repair and renovation.

	For the quarter ended
	June 30,	March 31,	June 30,	yoy
(In constant $)	2025	2026	2026	change
Average daily room rate (in US$)(4)
Leased hotels	136	120	137	1.1%
Manachised and franchised hotels	139	130	140	0.8%
Blended	137	125	139	0.9%
Occupancy rate (as a percentage)
Leased hotels	76.4%	64.0%	76.5%	+0.1 p.p.
Manachised and franchised hotels	71.1%	62.4%	63.7%	-7.4p.p.
Blended	74.0%	63.3%	70.5%	-3.5p.p.
RevPAR (in US$)(4)
Leased hotels	104	77	105	1.2%
Manachised and franchised hotels	99	81	89	-9.7%
Blended	102	79	98	-3.8%

(4) Period comparisons of hotel operating statistics are presented on a constant U.S. dollar basis, which is calculated by applying current-period quarterly average exchange rates to the prior comparable period.

Hotel Portfolio by Brand

	As of June 30, 2026
	Hotels	Rooms	Unopened hotels
	in operation		in pipeline
Economy hotels	6,245	513,260	1,343
HanTing Hotel	4,710	408,636	975
NiHao Hotel	537	41,374	69
Hi Inn	759	42,349	290
Elan Hotel	35	1,693	-
Ibis Hotel	198	18,172	2
Zleep Hotels	6	1,036	7
Midscale hotels	5,779	622,012	1,129
JI Hotel	3,845	434,656	784
Orange Hotel	1,134	119,118	229
Starway Hotel	711	60,139	113
Ibis Styles Hotel	89	8,099	3
Upper midscale hotels	1,328	171,602	480
Crystal Orange Hotel	363	44,961	75
IntercityHotel(5)	191	30,506	113
Grand JI Hotel	2	441	18
CitiGO Hotel	30	4,245	1
Manxin Hotel	202	19,070	40
Madison Hotel	228	24,607	125
Mercure Hotel	245	35,404	77
Novotel Hotel	57	10,815	20
MAXX Hotel(6)	10	1,553	11
Upscale hotels	163	24,283	128
Blossom House	88	6,126	112
Joya Hotel	7	1,232	1
Grand Mercure Hotel	10	1,661	1
Steigenberger Hotels & Resorts(7)	55	14,677	14
Jaz in the City	3	587	-
Luxury hotels	19	2,830	3
Steigenberger Icons(8)	12	2,319	1
Song Hotels	7	511	2
Others	5	1,458	6
Other hotels(9)	5	1,458	6
Total	13,539	1,335,445	3,089

(5)	As of June 30, 2026, 139 operational hotels and 104 pipeline hotels of IntercityHotel were under HWC.

(6)	As of June 30, 2026, 5 operational hotels and 7 pipeline hotels of MAXX were under HWC.

(7)	As of June 30, 2026, 14 operational hotels and 8 pipeline hotels of Steigenberger Hotels & Resorts were under HWC.

(8)	As of June 30, 2026, 5 operational hotels and 1 pipeline hotel of Steigenberger Icon were under HWC.

(9)	Other hotels include other partner hotels and other hotel brands in Yongle Huazhu Hotel & Resort Group (excluding Steigenberger Hotels & Resorts and Blossom House).